Exhibit 10.19
AGREE REALTY CORPORATION
32301 Woodward Avenue
Royal Oak, Michigan 48073

February 6, 2026

Ms. Nicole Witteveen

    Re:    Letter Agreement of Employment for Nicole Witteveen (“Employee” or “You” or “Your”)

Dear Ms. Witteveen:

This Letter Agreement (“Letter Agreement”) sets forth the terms and conditions by which Agree Realty Corporation (“ADC” or the “Company”) continues to retain Your services.

Position:	You will serve as the Chief Operating Officer of the Company, reporting directly to Joel N. Agree, President and Chief Executive Officer of ADC. ADC has its sole and exclusive discretion to change, extend or to curtail the precise services and duties You are to perform.
Best Efforts:	All duties rendered by You for and on behalf of ADC shall be of the highest professional standards. You shall devote Your full time, energies, and talents to the success of ADC. You shall use Your best efforts to promote and shall during and after the expiration of this Letter Agreement, do nothing to reduce or injure the reputation of ADC. You must also comply with ADC’s stock ownership guidelines for similarly situated executives. If you are not in compliance with those guidelines, you may not sell or otherwise dispose of any shares of ADC stock owned by You until such time as you are in compliance with those guidelines.
Employment At-Will:	You agree to be an “at-will” employee and acknowledge that there is no guaranty that Your employment by ADC is for any period of time and that Your employment may be terminated for any reason whatsoever or for no reason and with or without cause. Upon Your separation from employment, regardless of reason, You shall be deemed to have automatically resigned from all elected and/or appointed positions with ADC and its affiliates.
Annual Base Salary:	Your current annual salary is $446,000.00 payable in accordance with ADC’s normal payroll practices and subject to all required withholdings and deductions. The annual base salary may be adjusted in subsequent years as recommended by the Chief Executive Officer of ADC, subject to the Compensation Committee of the Board of Directors.

Incentive Compensation:	You will be eligible to receive an annual incentive award and a long-term incentive award, in each case subject to the performance hurdles determined by the Compensation Committee of the Company’s Board of Directors and in accordance with ADC’s existing programs for such awards. The long-term incentive compensation will be awarded in restricted stock and performance awards in accordance with the Company’s 2024 Omnibus Incentive Plan. Incentive compensation amounts and performance hurdles for future years shall be determined by the Company in its sole discretion. Any such incentive compensation will be paid at the same time that similar incentive compensation is paid to other ADC executives. You must be employed with ADC on the payment date to be eligible to receive the incentive compensation payments.
Benefits:	You will be entitled to the same employee benefits, on generally the same terms, as those made available to other ADC employees at Your level.
Paid Time Off:	You will be entitled to paid time off in accordance with the Company’s Paid Time Off policy.

Severance:
You will not be eligible for any severance upon a termination of employment with the Company except as set forth herein.

If Your employment is terminated without Cause (as defined below) due to or within one year following a Change in Control (as defined below), You will receive a cash amount equal to the sum of (i) 100% of Your current annual base salary, (ii) 100% of Your Annual Cash Incentive Award for the previous fiscal year and (iii) any Long-Term Incentive Compensation for the year in which the termination occurs will be considered earned at the target level and immediately vested. “Change in Control” shall have the same meaning as set forth in the ADC’s 2024 Omnibus Incentive Plan. Notwithstanding the foregoing, there shall be no Change in Control severance in the event You are retained by a successor organization for one year substantially on the same terms as set forth herein.

If Your employment is terminated by ADC for Cause or by You without Good Reason, You will not be entitled to any severance payments, and You will forfeit any unvested securities of ADC.

If Your employment is terminated by the Company without Cause or by You with Good Reason, You will (i) receive a severance amount equal to 100% of Your annual base salary, (ii) be deemed to have vested in a pro rata portion of the restricted stock award that is part of your Incentive Compensation, including any restricted shares awarded at the end of a performance period, based on the number of completed years of service after the grant date, and (iii) be released from Your post-employment non-competition covenant set forth below.

Subject to the Delay Period, if required to comply with Section 409A, any severance payments shall be payable in equal semi-monthly installments over the twelve (12) month period following Your termination in accordance with ADC’s normal payroll practices, on its standard payroll dates, and subject to all required withholdings and deductions. All of the foregoing severance entitlements shall be conditioned on (i) Your delivery, within thirty (30) days after Your last date of employment, of a signed and irrevocable release agreement in a form prepared by ADC and (ii) Your strict compliance with Your post-employment obligations. Subject to the Delay Period, if required to comply with Section 409A, the severance payments will commence on first payroll date occurring more than 60 days after the termination of Your employment, with the first payment covering the time period from the termination date through the payment date.

Cause:
For purposes of this Letter Agreement, “Cause” shall mean the occurrence of one or more of the following, as determined by ADC: (a) Your failure or refusal to observe or perform any term, covenant or provision of this Letter Agreement or any reasonably assigned duties requested by ADC; (b) a breach Your fiduciary duties to Agree; (c) You being (i) under investigation by a government authority or by the Company, based on its reasonable suspicion, for committing, (ii) charged with, and/or (iii) convicted of, a felony or any other crime which might cause clients to question the business practices or reputation of ADC; (d) Your commission of any act of theft, embezzlement, fraud, dishonesty or disloyalty with respect to ADC; (e) Your use of alcohol in an unprofessional fashion, non-prescribed narcotics or contraband during working hours or on ADC premises; (f) Your engaging in insubordination or otherwise disruptive actions; or (g) Your inability to perform Your assigned job duties in an effective manner or to ADC’s reasonable satisfaction.

Good Reason
For purposes of this Letter Agreement, “Good Reason” shall mean, without Your consent, (i) a material and adverse change in Your title or (ii) a material reduction in Your base salary; provided that, prior to terminating employment for Good Reason, You must provide written notice to ADC within thirty (30) days after the initial existence of the condition constituting Good Reason and provide ADC a period of thirty (30) days to remedy such condition; and provided further that if ADC fails to cure such condition, You must resign Your employment within thirty (30) days following ADC’s failure to remedy the condition constituting Good Reason.

Confidentiality and Restrictive Covenant Obligations:
(a) Confidential Information. The relationship with ADC will be one of trust and confidence and there will be available to You certain confidential and proprietary business and financial information, related trade secrets and proprietary information of ADC which includes, but may not be limited to, the records and information of ADC dealing with income, investments, investment or development opportunities, customer or tenant lists, rent rolls, project lists, investor lists, investor identities, investment returns, business strategies, business methods, business practices, services, financial information, leasing information, access codes, business strategies, all information contained in or on the computer hard drives and/or servers of ADC, customer or tenant contact information including telephone numbers, addresses and e-mail information, business methods, marketing methods, and other items relative thereto (herein collectively and individually referred to as the “Confidential Information”). The Confidential Information is an extremely valuable and important asset of ADC and the unauthorized use of the Confidential Information would cause irreparable economic and business injury to ADC. You shall hold the Confidential Information in strict confidence and in trust for ADC and, except in the good faith performance of Your job duties for ADC, shall not disclose, use or otherwise communicate, provide or reveal in any manner whatsoever any of the Confidential Information to any person or entity without the prior written consent of ADC. Upon termination of employment, You shall return to ADC, without demand from ADC, any Confidential Information disclosed or provided to You, including, but not limited to, all originals, copies, reproductions, notes, facsimiles, samples, models and products thereof, whether, the same is in digital or document form. The return of the Confidential Information shall also include but not be limited to the return of all the following items to ADC immediately upon the termination of employment: automobile, keys, calculators, tapes, clipboards, computers, computer programs, documents, customer and tenant lists, addresses, telephone numbers, computer discs, notebooks, drawings, manuals, and such or all other recorded, written or printed materials and supplies relating to research or business of the ADC. The Confidential Information, regardless of form, is, and shall always remain, the sole and exclusive property of ADC.

(b) Employees. During the term of Your employment with ADC and for a period of two (2) years following the termination of Your employment (“Period”), You shall not, directly, indirectly for Your own benefit or for the benefit of any other person, firm or business organization Solicit for purposes of employment or association any employee or agent of ADC, or induce any employee or agent of ADC to terminate such employment or association for purposes of becoming employed or associated elsewhere, or hire or otherwise engage any employee or agent of ADC as an employee of a business with whom You may be affiliated or permit such hiring to the extent You have the authority to prevent same, or otherwise interfere with the relationship between ADC and its employees and agents. For purposes of this Letter Agreement, an employee or agent shall mean an individual employed or retained by ADC during the term of this Letter Agreement and/or who terminates such association with ADC within a period of six (6) months either prior to or after Your termination hereunder. For purposes of this Letter Agreement, the phrase “Solicit” shall mean any contact, communication, dialogue or undertaking whether the same is initiated by You or by an investor, business prospect, referral source or employee of ADC.

(c) Business Prospects. During the Period, You shall not, directly, indirectly, for Your own benefit or for the benefit of any other person, firm or business organizations, Solicit for purposes of transacting business, any business prospect of ADC or induce any business prospect of ADC to terminate such association with ADC for proposes of transacting business elsewhere or becoming associated elsewhere or otherwise attempting to divert any business prospect from ADC, except where, (i) any firm or business organization for which You are subsequently employed, has an existing verifiable business relationship with such business prospect; and (ii) transacting business with such business prospect has no adverse effect on ADC; and (iii) You are not engaged in providing services or support to such business prospect during the Period. You shall prevent such solicitation to the extent You have authority to prevent same and shall otherwise not interfere with the relationship between ADC and its business prospects. For purposes of this Letter Agreement, the term “business prospects” shall mean any individual and/or business entity with whom ADC has undertaken to transact business or whom has been targeted for purposes of transacting business. For the avoidance of doubt, the term “business prospects” shall not include third parties engaged in providing loans and investment capital.
(d) Non-Competition. You shall not, directly, indirectly, for Your own benefit or for the benefit of any other person, firm or business organizations, engage in the following activities: act as Chief Operating Officer (or in a similar capacity) for any triple net publicly-traded REIT for a period of two (2) years after the termination of your employment.

(e) Conduct. You shall not, directly, indirectly, for Your own benefit or for the benefit of any other person, firm or business organizations,

(i)Advice. You shall during the term of Your employment with ADC and at all times after the termination of the relationship by either party with or without advance notice or Cause, remain available to advise and at all times after the termination of the relationship by either party with or without advance notice or Cause, You shall remain available to advise ADC in areas which include, but are not limited to assisting ADC with customer or business matters in which You were involved and advise ADC as to the status of various matters and follow up requirements related to tasks performed by You.

(ii)No Disparagement. You shall not during the term of Your employment with ADC and at all times after the termination of the relationship by either party with or without advance notice or Cause, communicate, orally or in writing, or by any other matter whatsoever to any third party, any claim, remark, allegation, statement, opinion, innuendo, or information of any kind or nature whatsoever, the effect or intention of which is to cause embarrassment, damage or injury to the reputation or standing in the local, state, national, or international community of ADC, its officers, directors, shareholders, members or employees, whether any such communication is or may be true or founded in facts.

(iii)Systems. You acknowledge and agree that You have no expectation of privacy with respect to ADCs telecommunications, networking, or information processing systems, (including, without limitation, stored company files, email messages, text messages, and voice messages) and that Your activities and any files or messages or use of any of those systems may be monitored and or intercepted at any time without notice and You consent to such monitoring and interception. You further agree that any property situated on ADC’s premises and owned by ADC, including, disks, and other storage media, filing cabinets and other work areas is subject to inspection by ADC without notice.
(f) Interpretation. If the provisions of this Letter Agreement are deemed overly restrictive, the court having jurisdiction may alter such provisions to provide for the maximum protection of ADC which is deemed reasonable under State law. Notwithstanding the foregoing, You acknowledge that all of the provisions hereof are reasonable, and waive any defense on such basis. You further acknowledge and agree that the obligations set forth in this Section are independent of the other obligations of this Letter Agreement, such that they will remain in effect notwithstanding any claim of a prior breach of this Letter Agreement or any other agreement or obligation.

(g) Limitations. Nothing in this Letter Agreement shall prohibit You from participating, testifying, or assisting in any investigation, hearing, whistleblower proceeding or other proceeding before any federal, state, or local government agency or pursuant to a lawfully issued subpoena, nor does anything herein preclude, prohibit, or otherwise limit, in any way, Your rights and abilities to contact, communicate with, report matters to, or otherwise participate in any whistleblower program administered by any such agencies. Further, You acknowledge that under the Defend Trade Secrets Act of 2016, 18 U.S.C. § 1836(B), an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is (i) made in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law; or (ii) made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order.

Modification:	Provided such modifications are uniformly applied to similarly situated ADC executives, ADC has the right to and may unilaterally modify the terms and conditions of employment including, by way of illustration and not limitation, job descriptions, rules and regulations, benefit packages and compensation as it deems appropriate in its sole and exclusive discretion. All benefits packages, salary and incentive compensation awards shall be subject, on an annual basis, to the approval of the Compensation Committee of ADC.
Arbitration:	Except for as set forth below, the parties shall arbitrate any and all disputes relative to the employment relationship and/or termination from ADC that otherwise would be resolved by judicial or administrative proceeding or are in any way related to any alleged wrongful acts on the part of ADC or its employees, officers and/or directors, whether such disputes are based on alleged statutory violations or otherwise (i.e., age, race, gender, religion or any other form of protected class discrimination or harassment), contractual breaches or otherwise, exclusively through the Procedures and Policies of the American Arbitration Association, unless other procedures are agreed upon in writing between the parties. Venue for any such hearings shall be Oakland County, Michigan. All substantive rights provided under any applicable statute and/or law, the right to representation by counsel, an opportunity for reasonable discovery, a neutral arbitrator, a fair arbitral hearing, and a written arbitral award containing findings of facts and conclusions of law shall be available in the arbitration. You shall not disclose or announce to third parties, except Your attorneys and retained professionals, that the proceedings are taking place and You shall keep the nature and substance of the proceedings confidential and not disclose the same to third parties. The determination of the arbitrator shall be binding and final upon all parties. The award of the arbitrator may be filed with the Clerk of the Circuit Court for the County of Oakland, Michigan, and judgment may be rendered by the Court upon the arbitration award and execution may be issued upon the judgment. The cost for arbitration shall be split equally between ADC and You.

Limitations:	Any arbitration or judicial proceeding arising out of a dispute relative to Your employment, shall not be brought by You unless the same is commenced within the applicable statute of limitations or One Hundred Eighty (180) days following the incident giving rise to such dispute, whichever is shorter. If You fail to commence such a proceeding within such period, any rights You may have to prosecute such a claim shall be extinguished and terminated. In the event a court of competent jurisdiction determines this provision is overly restrictive, then the court having jurisdiction may alter such provision to that deemed reasonable under State law.
Enforcement:	Those portions of this Letter Agreement that, by their nature, survive the termination of this Letter Agreement shall remain enforceable and survive the expiration or termination of the employment relationship and shall not be deemed merged or extinguished by any act absent the specific written intention of the parties to do so. The undertakings contained herein relate to matters which are of a special, unique and extraordinary importance to ADC and, that without such covenants, ADC would be unwilling to employ You. A violation of any of the terms hereof would cause irreparable injury to ADC, the amount of which may be impossible to estimate or determine and which may not be compensated adequately. Notwithstanding the arbitration provision set for herein, ADC may, at its sole option and in its exclusive discretion, file an action in court seeking all available equitable and monetary remedies in the event of a breach or threatened breach of Your Confidentiality and Restrictive Covenant Obligations. In any action for injunctive relief or a restraining order, ADC shall not be obligated to post a bond or any security as a condition to obtain the issuance of a restraining order, injunction or other equitable relief.
Attorney Fees:	In the event that ADC should bring any action or claim arising out of this Letter Agreement against You, or You bring any action or claim against ADC, the prevailing party shall be entitled to any and all costs incurred in enforcing the terms of this Letter Agreement, including actual attorney fees, court costs, arbitrator costs and fees and all other costs associated with such action.

Section 409A:
This Letter Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) or an exemption thereunder, and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provisions of this Letter Agreement, payments provided under this Letter Agreement may only be made upon an event, and in a manner, that complies with Section 409A or an applicable exemption. Any payment under this Letter Agreement that may be excluded from Section 409A shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Letter Agreement shall be treated as a separate payment. Any payment to be made under this Letter Agreement upon termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding the foregoing, ADC makes no representations that the payments and benefits provided under this Letter Agreement are exempt from or comply with Section 409A and in no event shall ADC be liable for any portion of any taxes, penalties, interest or other expenses that may be incurred by You on account of non-compliance with Section 409A. All reimbursements provided under this Letter Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements are subject to Section 409A, including, where applicable, the requirements that (i) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (ii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iii) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit. Notwithstanding any other payment date or schedule provided in this Letter Agreement to the contrary, if on the date of your separation from service You are a “specified employee” (within the meaning of Section 409A and the regulations thereunder), to the extent required under Section 409A any payment subject to Section 409A that is owing to You on account of and within six months after Your separation from service shall instead be made on the date which is the earlier of (i) the first Company payroll date after the six month anniversary of the date of Your separation from service or (ii) the first Company payroll date after Your death (the “Delay Period”); upon expiration of the Delay Period, all payments so delayed shall be paid to You in a lump sum, and all remaining payments due hereunder shall be paid to you on the normal payment dates set forth in this Letter Agreement.

Section 280G
If any payment or benefit (including payments and benefits pursuant to this Agreement) You would receive in connection with a Change in Control from the Company or otherwise (the “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this paragraph, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall pay only a part of the Payment so that You receive the largest payment possible without the imposition of the Excise Tax. If a reduced Payment is made, You shall have no rights to any additional payments and/or benefits constituting the Payment. Any reduction in payments as a result of this provision shall be made in the reverse chronological order in which such payments would otherwise be due.

Entire Agreement:	This Letter Agreement represents the entire agreement between You and ADC and supersedes and cancels any prior or contemporaneous arrangements, understandings or agreements, whether written or oral, by and between You and ADC relative to the subject matter hereof. Any amendments hereto shall be in writing and executed by both parties. In the event of a conflict between this Letter Agreement and any other agreement or plan including the agreement and plan attached hereto, this Letter Agreement shall govern and control.
Governing Law:	This Letter Agreement shall be governed by and construed in accordance with the laws of the United States of America and the State of Michigan. Without limiting the applicability of the Arbitration provisions contained herein, exclusive venue and jurisdiction for resolution of all disputes shall lie with the state and/or federal courts having jurisdiction over Oakland County, Michigan, and the parties irrevocably submit to the personal jurisdiction of such courts.
Nicole, if You agree with the terms and conditions contained herein, please sign and return a copy of this Letter Agreement to the undersigned.

Very truly yours,

AGREE REALTY CORPORATION
By: /s/ Joel N. Agree
Joey Agree
Its: President & Chief Executive Officer

AGREED TO AND ACCEPTED BY:

NICOLE WITTEVEEN

/s/ Nicole Witteveen
(Employee Signature)

Date: 02/06/2026